Exhibit 99.1

British Columbia Securities Commission (Principal Regulator) Alberta Securities Commission

Ontario Securities Commission Autorité des marchés financiers

NOTICE OF CHANGE OF AUDITOR

Goldgroup Mining Inc. (the “Company”) hereby gives notice, pursuant to National Instrument 51-102 –

Continuous Disclosure Obligations (“NI 51-102”) as follows:

1.	At the request of the Company, Davidson & Company LLP resigned as auditor of the Company effective September 10, 2026, and BDO USA, P.C. has been appointed as auditor of the Company effective September 10, 2026.
2.	Both the resignation of Davidson & Company LLP and the appointment of BDO USA, P.C. were considered and approved by the Board of Directors of the Company.
3.	There have been no reservations in the reports of Davidson & Company LLP on the financial statements of the Company for the two most recently completed financial years.
4.	There have been no reportable events (as such term is defined in NI 51-102) between the Company and Davidson & Company LLP.

DATED as of the 10th day of September, 2026.

GOLDGROUP MINING INC.
By:	“Chet Holyoak”
Chet Holyoak
Chief Financial Officer